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                               January 23, 2023

       Branden Jones
       Chief Executive Officer
       Genesis Electronics Group, Inc.
       26 South Rio Grande Street #2072
       Salt Lake City, UT 84101

                                                        Re: Genesis Electronics
Group, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed on January
19, 2023
                                                            File No. 024-12106

       Dear Branden Jones:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2023 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 and reissue in part. We note the addition of a new risk factor on page 4
and we also note the risk factor is focused on trading price. Please revise the risk factor
to discuss the other negative risks related to the company's history of being a delinquent
filer (i.e. lack of information related to the company, financial information, etc.)
 Branden Jones
FirstName  LastNameBranden   Jones
Genesis Electronics Group, Inc.
Comapany
January 23,NameGenesis
            2023        Electronics Group, Inc.
January
Page 2 23, 2023 Page 2
FirstName LastName
       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Eric Newlan